

March 7, 2022

Jie Liu
Chief Executive Officer
Hongli Group Inc.
Beisanli Street, Economic Development Zone
Changle County, Weifang
Shandong, China 262400

      Re: Hongli Group Inc.
          Amendment No. 2 to Registration Statement on Form F-1
          Filed February 25, 2022
          File No. 333-261945

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Summary Consolidated Financial Data
Selected Condensed Consolidated Statements of Income and Comprehensive Income, page 25

1. We note that pursuant to the Exclusive Business Cooperation and Management Agreement, Hongli WFOE is entitled to an annual service fee equal to the total amount of audited net income for Hongli Shandong (VIE). Please tell us how the revenue and receivable from Hongli Shandong is reflected in the subsidiaries column of your consolidating worksheets. In this regard, we note that the subsidiaries column includes equity in the VIE and share of income from VIE, however, Hongli WFOE does not have an equity interest in the VIE. Also, tell us how the expense and amounts due to Hongli WFOE are reflected in the VIE column of your worksheet. Please explain or

revise your consolidating worksheets as necessary.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou, Esq.